

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 8, 2008

<u>via U.S. Mail</u>

A. James Dearlove, Chief Executive Officer
Penn Virginia Resource Partners, L.P.
Three Radnor Corporate Center, Suite 300
100 Matsonford Road
Radnor, Pennsylvania 19087

> **Re: Penn Virginia Resource Partners, L.P.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 24, 2008**
> **File No. 1-16735**

Dear Mr. Dearlove:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: L. Nicholson

<u>via facsimile</u>

Nancy Snyder, Esq.
(610) 687-3688